UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of
1934 (Amendment No.0)*

Ascendis Pharma A/S
(Name of Issuer)

American Depository Shares representing Ordinary Shares of Ascendis Pharma A/S
(Title of Class of Securities)

04351P101
(CUSIP Number)

Vivo Capital, LLC 575 High Street, Suite 201 Palo Alto, CA 94301
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d- 1(f) or  240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information  which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see  the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP NO. 04351P101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vivo Ventures VII, LLC FEIN 27-4484686

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power:

	8.	Shared Voting Power:	1,207,490

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power:	1,207,490

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,207,490

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11): 5.1%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP NO. 04351P101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vivo Ventures Fund VII, L.P. FEIN 27-4485069

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power:

	8.	Shared Voting Power:	1,181,736

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power:	1,181,736

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,181,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11): 5%

14.	Type of Reporting Person (See Instructions) PN

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vivo Ventures VII Affiliates Fund, L.P. FEIN 38-3860034

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power:

	8.	Shared Voting Power:	25,754

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power:	25,754

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,754

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions) PN

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Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of American Depositary Shares (“ADSs”), representing issued ordinary shares (“Ordinary Shares”), of Ascedis Pharm A/S, a public limited liability company organized under the laws of the Kingdom of Denmank (“Issuer”). This Schedule 13D is being filed by Vivo Ventures VII, LLC, a Delaware limited liability company, Vivo Ventures Fund VII, L.P., a Delaware limited partnership, and Vivo Ventures VII Affiliates Fund, L.P., a Delaware limited partnership (collectively, the “Reporting Persons”).

Item 1. Security and Issuer

(a)	The class of equity securities to which this statement relates is the American Depositary Shares of the Issuer
(b)	The Issuer’s principal executive offices are located at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark

Item 2. Identity and Background

(a)
The Reporting Persons filings this Schedule 13D are Vivo Ventures VII, LLC, Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. Vivo Ventures VII, LLC is the general partner of Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P.

(b)	The address of the principal place of business for each of the Reporting Persons is c/o Vivo Ventures, 575 High Street Suite 201, Palo Alto, California 94301.
(c)
The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of Vivo Ventures VII, LLC is to serve as the general partner of Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P..

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vivo Ventures VII, LLC is a Delaware limited liability company. Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. are Delaware limited Partnerships.

Item 3. Source and Amount of Funds or Other Consideration

On November 24, 2014, Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. entered into a preference D investment agreement pursuant to which Vivo Ventures Fund VII, L.P acquired from the Issuer an aggregate 1,000,500 shares of preference D shares and Vivo Ventures VII Affiliates Fund, L.P. acquired from the Issuer an aggregate 21,804 shares of preference D shares for a purchase price of $9.7818 per share.

In connection with the closing of the Issuer’s initial public offering of Ordinary Shares (“Offering”), the preference D shares automatically converted on a one-for-one basis into a total of 1,022,304 Ordinary Shares.

On January 29, 2015, Vivo Ventures Fund VII, L.P. purchased 181,236 ADSs and Vivo Ventures VII Affiliates Fund, L.P. purchased 3,950 ADSs in the Offering at $18 per share. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on January 28, 2015 with the Securities and Exchange Commission (the “Prospectus”).

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

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Item 4. Purpose of Transaction

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional ADSs and/or retain and/or sell all or a portion of the ADSs held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the ADSs held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the ADSs, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or related to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 22,835,780 Ordinary Shares outstanding immediately after the Offering.

(c)    Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days

(d)    Under certain circumstances set forth in the limited partnership agreements of Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P., the general partner and limited partners of Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)    Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the acquisition of the preferred stock of the Issuer, certain Reporting Persons and certain other investors entered into an amended and restated shareholder s’ agreement. The amended and restated shareholders’ agreement provides for, among other things, a right of first refusal in favor of the Issuer’s shareholders and certain anti-dilution protections for holders of the Issuer’s preference C and preference D shares. The amended and restated shareholders’ agreement automatically terminated upon the closing of the Offering. The amended and restated shareholders’ agreement is more fully described in the Prospectus and incorporated herein by reference.

Pursuant to a Lock-Up Agreement entered into with Merill Lynch, Pierce, Fenner & Smith Incorporated in connection with the Offering, the Reporting Persons are subject to a Lock-Up Period (as defined in the Lock-Up Agreement) commencing on January 28, 2015 and ending on the date that is 180 days from the date of the Prospectus, during which the Reporting Persons have agreed, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Ordinary Shares or securities convertible into or exchangeable or exercisable for any Ordinary Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement  that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares.

The Reporting Persons are party to a Registration Rights Agreement among the Issuer, the Reporting Persons and other shareholders (the “Registration Rights Agreement”). Subject to the terms of the Registration Rights Agreement, holders of Ordinary Shares having registration rights can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The form of Registration Rights Agreement described in Item 6, was filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on From F-1 (File No. 333-201050), and is incorporated herein by reference.

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Item 7.  Material to Be Filed as Exhibits

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, and is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed on January 16, 2015 as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050)
EXHIBIT D
Form of Registration Rights Agreement described in Item 6, filed on December 18, 2014 as Exhibit 10.6 to  the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.

EXHIBIT E	Form of Indemnification Agreement for board members and senior management, filed on January 16, 2015 as Exhibit 10.5 to the Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2015

Vivo Ventures VII, LLC

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

Vivo Ventures Fund VII, L.P.

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member of Vivo Ventures VII, LLC; General Partner of Vivo Ventures Fund VII, L.P.

Vivo Ventures VII Affiliates Fund, L.P.

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member of Vivo Ventures VII, LLC; General Partner of Vivo Ventures VII Affiliates Fund, L.P.

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EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.
B	Power of Attorney
C
Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, and is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed on January 16, 2015 as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050).

D
Form of Registration Rights Agreement described in Item 6, filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.

E
Form of Indemnification Agreement for board members and senior management, filed on January 16, 2015 as Exhibit 10.5 to the Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333- 201050), and incorporated herein by reference.

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EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating  to  the American Depositary Shares of Ascendis Pharma A/S shall be filed on behalf of each of the undersigned and that this Agreement shall   be filed as an exhibit to such Schedule 13D.

Date: February 11, 2015

Vivo Ventures VII, LLC

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

Vivo Ventures Fund VII, L.P.

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member of Vivo Ventures VII, LLC; General Partner of Vivo Ventures Fund VII, L.P.

Vivo Ventures VII Affiliates Fund, L.P.

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member of Vivo Ventures VII, LLC; General Partner of Vivo Ventures VII Affiliates Fund, L.P.

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EXHIBIT B

Power of Attorney

Each of the undersigned entities and  individuals (collectively, the “Reporting  Persons”) hereby  authorizes and designates Vivo Ventures VII, LLC as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be  required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as  amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Frank Kung to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers  herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document  with  respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the  Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date:

Vivo Ventures VII, LLC

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

Dates Referenced Herein and Documents Incorporated by Reference
This ‘SC 13D’ Filing	Date	Other Filings
	1/28/15	424B4, F‐1MEF
	1/27/15	F‐1MEF
	1/16/15	F‐1/A
	12/18/14	F‐1